                       SECURITIES AND EXCHANGE COMMISSION

                            AMENDMENT TO SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SKYWAY COMMUNICATIONS HOLDING CORP.

                                  COMMON STOCK

                                   83088D 10 2
                                 (CUSIP NUMBER)

                        1680 Michigan Avenue, Suite 1000
                           Miami Beach, Florida 33139

                                  June 23, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons (entities only):

    Jamee Kalimi

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)

(6) Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 512,049

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 512,049

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 512,049

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 0.0098% as of June 24, 2003

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Skyway Communications Holdings, Corp.
Common Stock, $.0001 par value.
1680 Michigan Avenue, Suite 1000
Miami Beach, Florida 33139

ITEM 2. IDENTITY AND BACKGROUND.

(a)   Name: Jamee Kalimi

(b)   Address: 1680 Michigan Avenue, Suite 1000
      Miami Beach, Florida 33139

(c)   Director of Issuer

(d)   None.

(e)   None.

(f)   Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Jamee Kalimi, acquired the shares of the Company pursuant to a spin off from i-Incubator.com, Inc. and pursuant to a bonus stock issuance agreement dated May 30, 2003.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on the Issuer's status as a
Reporting Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Jamee Kalimi currently holds 512,049 of the issued and outstanding common shares of the Issuer, or 0.0089% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or elationships with any other person with respect to any securities of the Issuer.

TEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2003                  /s/ JAMEE KALIMI
                                         JAMEE KALIMI